Right Proper Brewing Company has established roots in a third DC neighborhood to help us further our mission — to be a community hub and a hometown brand for those who call DC home. We are so excited to open another neighborhood brewpub in the Eckington neighborhood, a residential area in NoMa, located across from the Bouldering Project and near Alethia Tanner Park and the Metropolitan Branch Trail. Construction is anticipated to start in July of 2025 with an opening slated for the end of 2025.

Become a part of it!

We have launched a crowdfunding campaign on Wefunder to help supplement our project costs and to offer the community a chance to join us in the new location from the ground up. You can check out the details here:

RP Eckington Community Round

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.